T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

November 17, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON REPORTS DRILLING PROGRESS ON NORMA SASS

Levon Resources Ltd. (“Levon” or the “Company”) announces that the Company’s technical team has recently visited with Barrick Cortez Gold Mines in Crescent Valley, Nevada, USA (“Barrick”).

In 2008, Levon and its joint venture partner reached an agreement with Barrick for exploration of the Norma Sass claims.

The group examined the chips and core from Barrick’s recently completed hole, NS 09-01 at the Norma/Sass property.  The group also visited the NS 09-01 drill site.

Hole NS 09-01 was started in early October and drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres.

Hole NS 09-01 started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft (An expensive but effective way of exploring the sequence).

The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.  Assay results will be released once they are received from Barrick.

Barrick Cortez Gold Mines supplied information concerning the Norma Sass property in their 3rd Quarter report and also during the site visit.  During the third quarter Barrick Gold staff did extensive geological mapping and geochemical soil and rock sampling across the property in order to define locations for drilling.

Levon owns 1/3 and Coral owns 2/3 of the Norma Sass property. (For details please see news release dated September 29, 2009)

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Zinc, Lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”

Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.